Exhibit 99.1

Claude Announces Board Retirements and Restructuring

Trading Symbols: TSX: CRJ, OTCQB: CLGRF

SASKATOON, SK, June 25, 2014 /CNW/ - Claude Resources Inc.'s ("Claude" and or the "Company") board of directors ("Board") today announced the retirement of its Chair, Ted Nieman, Q.C., who guided the Company through one of the most challenging periods faced by the gold sector. During his tenure, the Company met several milestones which included reaching one million ounces of gold produced at the Seabee Gold Operation and the discovery and advancement of the Santoy Gap deposit.

The Company also announces the retirement of another long time director, Ray McKay, who brought understanding and insight into the Company's operation in northern Saskatchewan. Both retirements are effective June 30, 2014.

The Board and management wish to thank Mr. Nieman and Mr. McKay for their significant contributions and leadership over the past seven years.

Interim President and Chief Executive Officer, Mike Sylvestre, will become Chair of the Board. In addition, director Brian Booth was selected by the Board to act as the lead independent director. Mr. Booth has been a non-executive director of the Company since 2012 and has significant experience in the gold sector and currently serves as the President and Chief Executive Officer of Pembrook Mining Corp.

In addition, the Board has reduced both its number of directors as well as its committee structure. The Board will move forward with five directors and with two committees, Audit and Safety, Health and Environment. Board compensation is also under review. These measures are part of the Company's commitment to a cash optimization plan and will contribute to ongoing cost reductions.

Mike Sylvestre, Interim President and CEO commented, "Although we continue to face a challenging gold price environment, we are seeing a positive turnaround at Claude with very encouraging results from our operations. Over the last year, the Company has successfully executed on its cash flow optimization plan, made key improvements to production and safety and significantly reduced its debt. I look forward to the Company building shareholder value through ongoing financial discipline, meeting production targets and moving the Santoy Gap towards production."

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Mike Sylvestre, Interim President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:15e 25-JUN-14